Exhibit 99.1

TransAlta Announces Early-Stage Hydrogen Investment in Ekona Power Inc.

CALGARY, AB, Feb. 1, 2022 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced today that it has made a $2 million equity investment in Ekona Power Inc.'s ("Ekona") Series A funding round. The investment will help support the commercialization of Ekona's novel methane pyrolysis technology platform, which produces cleaner and lower-cost turquoise hydrogen.

The investment will provide TransAlta with a seat on Ekona's Strategic Committee, whose members will receive project updates, guide development and become priority commercialization partners if the technology is successful. TransAlta believes hydrogen, as a fuel source, is a promising pathway to decarbonize the electricity sector and provide dispatchable, net-zero generation.

"We are excited to make this early-stage hydrogen investment. Ekona has taken an innovative approach to its technology development, directly addressing the issues of high production costs and emissions from current conventional hydrogen production methods," said John Kousinioris, President and Chief Executive Officer of TransAlta. "If successful, Ekona's technology will provide low-cost hydrogen to fuel clean, reliable, and dispatchable electricity generation," added Mr. Kousinioris.

"We are very pleased to be working with TransAlta. Electrical power generation is a key market for Ekona's low-cost clean hydrogen, and our collaboration with TransAlta, a leader in this market, will be instrumental in achieving effective and economical decarbonization of large scale dispatchable electrons," said Chris Reid, Chief Executive Officer of Ekona.

Ekona's technology uses the decomposition of natural gas to produce hydrogen and solid carbon and has the potential to offer cost-effective hydrogen production with 90%+ fewer emissions than conventional steam methane reformer technologies. Built on the principles of combustion and high-speed gas dynamics, if successful, the platform would be low-cost, scalable, and could be sited wherever natural gas infrastructure exists.

About Ekona Power Inc.

Ekona is a Vancouver-based venture established by Evok Innovations and Innovative Breakthrough Energy Technology (IBET). Ekona is developing a revolutionary technology that transforms the way we produce clean hydrogen. Ekona's solution is an innovative and low-cost methane pyrolysis platform that converts natural gas into hydrogen and solid carbon, drastically reducing greenhouse gas emissions. Visit their website at ekonapower.com for more information.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy-efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-looking Information
This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "plan", "expected", "estimated", "will", "continue", "goal", "target" and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the commercialization of Ekona's novel methane pyrolysis technology platform; that the Ekona technology platform produces cleaner and lower-cost turquoise hydrogen; becoming a priority commercialization partners if Ekona's technology is successful; and the ability of Ekona's technology to provide low-cost hydrogen to fuel clean, reliable, and dispatchable electricity generation. The forward-looking statements contained in this news release are based on current expectations, estimates, projections and assumptions, having regard to the Company's experience and its perception of historical trends and are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include technology development risks and risks relating to the commercializing Ekona's new technology, such as increasingly intense competition, ability to attract customers, loss of key personnel and securing proprietary technology rights. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2022/01/c4918.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com ; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 06:05e 01-FEB-22